Exhibit 4.14
AUDITORS’ CONSENT
     We hereby consent to the incorporation by reference in the amendment dated March 30, 2009 to the registration statement on Form F-8 of Fronteer Development Group Inc. (the “Registrant”) relating to the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 of our report dated March 26, 2009 relating to the consolidated balance sheets of the Registrant as at December 31, 2008 and 2007 and the consolidated statement of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of the Registrant as of December 31, 2008.
Signed “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, BC, Canada
March 30, 2009